Press Release
CAE reports second quarter fiscal 2024 results
•Revenue of $1,088.5 million vs. $993.2 million in prior year
•Earnings per share (EPS) of $0.18 vs. $0.14 in prior year
•Adjusted EPS(1) of $0.27 vs. $0.19 in prior year
•Operating income of $100.6 million vs. $102.1 million in prior year
•Adjusted segment operating income(1) of $138.5 million vs. $124.7 million in prior year
•Adjusted order intake(1) of $1,183.6 million for a record $11.8 billion adjusted backlog(1)
•Net debt-to-adjusted EBITDA(1) of 3.16x vs. 3.22x at the end of the preceding quarter
•Announced the sale of Healthcare subsequent to the end of the quarter

Montreal, Canada, November 14, 2023 - (NYSE: CAE; TSX: CAE) - CAE Inc. (CAE or the Company) today reported revenue of $1,088.5 million for the second quarter of fiscal 2024, compared with $993.2 million in the second quarter last year. Second quarter EPS was $0.18 compared to $0.14 last year. Adjusted EPS in the second quarter was $0.27 compared to $0.19 last year.

Operating income this quarter was $100.6 million (9.2% of revenue(1)), compared to $102.1 million (10.3% of revenue) last year. Second quarter adjusted segment operating income was $138.5 million (12.7% of revenue(1)) compared to $124.7 million (12.6% of revenue) last year. All financial information is in Canadian dollars unless otherwise indicated.

Summary of consolidated results
(amounts in millions, except per share amounts)	Q2-2024	Q2-2023	Variance %
Revenue	$1,088.5	$993.2	10%
Operating income	$100.6	$102.1	(1%)
Adjusted segment operating income(1)	$138.5	$124.7	11%
As a % of revenue(1)%	12.7%	12.6
Net income attributable to equity holders of the Company	$58.4	$44.5	31%
Earnings per share (EPS)	$0.18	$0.14	29%
Adjusted EPS(1)	$0.27	$0.19	42%
Adjusted order intake(1)	$1,183.6	$1,294.6	(9%)
Adjusted backlog(1)	$11,773.1	$10,637.9	11%

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

“We delivered a good performance overall in the second quarter, with double-digit top- and bottom-line growth, driven mainly by strong momentum in Civil and a higher contribution from Defense compared to last year. We also further bolstered our financial position on the path to meeting our short-term leverage target,” said Marc Parent, CAE’s President and Chief Executive Officer. “We made excellent progress in the quarter to secure CAE’s future with nearly $1.2 billion in total adjusted order intake, for a record $11.8 billion adjusted backlog. Orders in Civil included 15 full flight simulators, long-term training agreements, and contracts for our next-gen crew management and aircraft operations solutions. In Defense, we continued to build our backlog with orders exceeding revenue in the quarter for simulation-based training solutions and support services. Following the end of the quarter, we announced a definitive agreement to sell Healthcare for an enterprise value of $311 million, a decision which better positions CAE to efficiently allocate capital and resources to secure growth opportunities in our large core simulation and training markets. We are proud of CAE Healthcare’s significant contribution to patient safety and expect this to continue. Healthcare will be well positioned to support future growth under its excellent leadership and new ownership, focused on evolving simulation to drive patient safety and quality outcomes. As we look to the period ahead, we now expect Civil growth this fiscal year in the mid- to high-teens percentage range of adjusted segment operating income growth. The higher expected growth is based on our strong performance across all regions year to date, including Asia which had been lagging in the global air travel recovery. We also have good demand visibility given the regulated nature of aviation training. We expect Civil performance to be weighted more to the fourth quarter, based on planned simulator deliveries and training seasonality. In Defense, we will continue to transform our business by replenishing our backlog with more profitable programs and by retiring legacy contracts, which have been most affected by inflationary pressures. U.S. budget appropriation uncertainty is causing delays to our expected ramp up of new programs in backlog and to awards expected from our pipeline. As such, we currently expect Defense second-half adjusted segment operating income margins to remain in the mid-single-digit percentage range. The anticipated positive inflection in Defense performance is expected to occur during the next fiscal year, but will ultimately depend on the duration and magnitude of delays to new programs in the current environment. We are firmly focused on retiring legacy contracts as soon as possible and to mitigating the cost pressures associated with them. We remain very pleased with the accretive margin profile on our newly awarded work, which continues to underlie our conviction in our low double-digit margin target at steady state. We continue to be highly encouraged by the secular tailwinds in all segments and the growth we expect by harnessing our global market and technology leadership, and the power of One CAE.”

Civil Aviation (Civil)
Second quarter Civil revenue was $572.6 million vs. $507.2 million in the second quarter last year. Operating income was $88.4 million (15.4% of revenue) compared to $88.4 million (17.4% of revenue) in the same quarter last year. Adjusted segment operating income was $114.3 million (20.0% of revenue) compared to $104.4 million (20.6% of revenue) in the second quarter last year. During the quarter, Civil delivered 11 full-flight simulators (FFSs) to customers and second quarter Civil training centre utilization was 71%.

During the quarter, Civil signed training solutions contracts valued at $617.8 million, including a range of long-term commercial and business aviation training agreements and 15 FFS sales. Civil FFS orders total 37 for the first half of the fiscal year.

Notable Civil contract awards for the quarter included 15 FFS sales, including a multiyear purchase of six Boeing B737 Max simulators and two previous B737 Max simulator options converted to firm orders for Ryanair and two Airbus A320 simulators for United Airlines. In commercial aviation Civil signed a multi-year aviation training agreement with Delta Airlines, and in business aviation, it signed a 2‑year training agreement with Windrose Air Jetcharter GmbH. In Flight Operations Solutions, Civil signed long-term, next-gen crew management and flight operations solutions agreements with Wizz Air and Air India.

The Civil book-to-sales ratio(1) was 1.08 times for the quarter and 1.27 times for the last 12 months. The Civil adjusted backlog at the end of the quarter was a record $5.9 billion.

Summary of Civil Aviation results
(amounts in millions)		Q2-2024	Q2-2023	Variance %
Revenue		$572.6	$507.2	13%
Operating income		$88.4	$88.4	—%
Adjusted segment operating income		$114.3	$104.4	9%
As a % of revenue	%	20.0%	20.6
Adjusted order intake		$617.8	$751.1	(18%)
Adjusted backlog		$5,903.1	$5,457.1	8%

Supplementary non-financial information
Simulator equivalent unit		268	252	6%
FFSs in CAE’s network		331	315	5%
FFS deliveries		11	10	10%
Utilization rate	%	71%	66	8%

Defense and Security (Defense)
Second quarter Defense revenue was $477.4 million vs. $442.4 million in the second quarter last year. Operating income was $9.3 million (1.9% of revenue) compared to $12.1 million (2.7% of revenue) in the same quarter last year. Adjusted segment operating income was $21.3 million (4.5% of revenue), compared to $18.4 million (4.2% of revenue) in the second quarter last year.

Defense booked orders for $527.3 million and an additional $155.5 million of unfunded contracts this quarter.

Notable Defense contract awards include a contract for simulation-based training for the U.S. Army’s key Next Generation airborne intelligence, surveillance, and reconnaissance (ISR) system, the High Accuracy Detection and Exploitation System (HADES), which is based on the Bombardier Global 6000/6500 business jet. It is also now under contract with Bell Textron to support the U.S. Army Future Long Range Assault Aircraft program. As part of a teaming arrangement with Bell for their Future Vertical Lift family of systems, CAE is expected to provide maintenance training devices, assist in the development of flight training devices, and deliver other training products. It also received an order to provide the U.S. Army with support services for the Advanced Helicopter Flight Training Support Services for aircrew and non-aircrew personnel. Defense was awarded contracts for the modification and maintenance of F-16 training devices for the U.S. Air Force, as well as for the upgrade of various training devices.

The Defense book-to-sales ratio was 1.10 times for the quarter and 0.93 times for the last 12 months (excluding unfunded backlog totaling $155.5 million). The Defense adjusted backlog, including unfunded contract awards and CAE’s interest in joint ventures, at the end of the quarter was a record $5.9 billion. The Defense pipeline remains strong with some $9.5 billion of bids and proposals pending.

Summary of Defense and Security results
(amounts in millions)		Q2-2024	Q2-2023	Variance %
Revenue		$477.4	$442.4	8%
Operating income		$9.3	$12.1	(23%)
Adjusted segment operating income		$21.3	$18.4	16%
As a % of revenue	%	4.5%	4.2
Adjusted order intake		$527.3	$499.9	5%
Adjusted backlog		$5,870.0	$5,180.8	13%

Healthcare
Second quarter Healthcare revenue was $38.5 million, vs. $43.6 million in the second quarter last year. Operating income was $2.9 million (7.5% of revenue) compared to $1.6 million (3.7% of revenue) in the same quarter last year. Adjusted segment operating income was $2.9 million (7.5% of revenue) compared to $1.9 million (4.4% of revenue) in the second quarter last year.

Subsequent to the end of the quarter, CAE announced a definitive agreement to sell its Healthcare business to Madison Industries for an enterprise value of $311 million, subject to customary adjustments. This transaction better positions CAE to efficiently allocate capital and resources to secure growth opportunities on the horizon in its much larger, core simulation and training markets. Closing of the transaction, which is subject to closing conditions, including customary regulatory approvals, is expected before the end of fiscal year 2024. Sale proceeds will be principally used to accelerate deleveraging, as well as to support CAE’s continued focus on technology advancement, market leadership and cost optimization within its core training and simulation markets.

Summary of Healthcare results
(amounts in millions)		Q2-2024	Q2-2023	Variance %
Revenue		$38.5	$43.6	(12%)
Operating income (loss)		$2.9	$1.6	81%
Adjusted segment operating income (loss)		$2.9	$1.9	53%
As a % of revenue	%	7.5%	4.4

Additional financial highlights
CAE incurred restructuring, integration and acquisition costs of $37.9 million during the second quarter of fiscal 2024 relating mainly to the acquisitions of Sabre’s AirCentre airline operations portfolio and the L3Harris Technologies’ Military Training business.

Net cash provided by operating activities was $180.2 million for the quarter, compared to $138.0 million in the second quarter last year. Free cash flow(1) was $147.5 million for the quarter compared to $108.4 million in the second quarter last year. The increase was mainly due to a higher contribution from non-cash working capital, partially offset by lower cash provided by operating activities.

Income tax recovery this quarter amounted to $8.5 million, representing an effective tax rate of negative 16%, compared to an effective tax rate of 24% for the second quarter last year. The adjusted effective tax rate(1), which is the income tax rate used to determine adjusted net income and adjusted EPS, was nil this quarter as compared to 24% in the second quarter of last year. The decrease in the adjusted effective tax rate was mainly attributable to the recognition of previously unrecognized deferred tax assets, which had an approximate $0.05 positive EPS impact this quarter.

Growth and maintenance capital expenditures(1) totaled $61.9 million this quarter.

Net debt(1) at the end of the quarter was $3,184.5 million for a net debt-to-adjusted EBITDA(1) of 3.16 times. This compares to net debt of $3,166.4 million and a net debt-to-adjusted EBITDA of 3.22 times at the end of the preceding quarter.

Net finance expense this quarter amounted to $48.0 million, compared to $54.1 million in the preceding quarter and $41.3 million in the second quarter last year.

Adjusted return on capital employed(1) was 7.0% this quarter compared to 6.6% last quarter and 5.1% in the second quarter last year.

(1) This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Refer to the Non-IFRS and other financial measures section of this press release for the definitions and a reconciliation of these measures to the most directly comparable measure under IFRS.

Environmental, Social, and Governance (ESG)
During the quarter, CAE completed its first Ecovadis assessment. Ecovadis is one of the leading business sustainability rating providers, used by leading aerospace and defence OEMs and focuses on assessing the depth and breadth of sustainability integration into a business’ processes and supply chain. This rating will strengthen CAE’s position to pursue future business opportunities and is further testament to the maturity of its sustainability commitment and role as a sustainability leader in its industry. CAE also proudly launched its Crystal Excellence Award supplier recognition program. This initiative acknowledged four deserving supplier laureates who exemplify operational excellence and commitment to supporting CAE on its decarbonization journey. In addition, CAE released its very first Gender Equality report, showing its dedication to fostering diversity and inclusivity within its organization and beyond. Finally, CAE raised approximately $1.3 million in its 2023 CAE-Centraide (United Way) fundraising campaign through employee donations, fundraising activities, and a corporate donation, in collaboration with Unifor. CAE and its employees are extremely proud to be an integral part of the fabric of Greater Montreal.

For more information on how CAE supports the aviation industry’s decarbonization journey and contributes to a more sustainable future for all, the report can be downloaded at https://www.cae.com/social-responsibility/.

Management outlook updated
CAE is pursuing a growth strategy to become a bigger, stronger, and more profitable company. Through accretive growth capital deployments and strong execution, its Civil segment, the largest within CAE, continues to experience strong growth momentum. Management continues to target a three-year (FY22-FY25) EPS compound growth rate in the mid-20% range and expects this to be driven by the ongoing strong Civil performance and the multi-year transformation underway in Defense. The realization of CAE’s strategic growth objectives is expected to result in a significantly larger base of business and a capital structure that affords flexibility to balance further investments in its future alongside capital returns for shareholders.

Management has a highly positive view of its growth potential over a multi-year period, underpinned by favourable secular trends across business segments. Greater desire by airlines to entrust CAE with their critical training and digital operational support and crew management needs, and higher expected pilot training demand in commercial and business aviation are enduring positives for the Civil business. Management believes the defence sector is in the early stages of an extended up-cycle, driven by an increased focus on near-peer threats, greater commitments by governments to defence modernization and readiness in context of geopolitical events, and a need for the kinds of digital immersion-based synthetic solutions that draw from CAE’s expertise in commercial aviation simulation and training.

The Company expects Civil to continue growing at an above market rate, driven by growth and recovery in air travel, increased penetration of the existing addressable market for training and flight services solutions, and a sustained high level of demand for pilots and pilot training across all segments of civil aviation. In fiscal 2024, management previously indicated an expectation for low- to mid-teen percentage annual growth in Civil adjusted segment operating income. Management now expects even higher growth this year in the mid-to high-teens percentage range. Civil’s expected annual adjusted segment operating income margin percentage continues to be in the range of fiscal 2023, as a function of a mix of higher training and customer FFS delivery volumes and the ongoing simulator deployments and expansions of CAE’s global training network. CAE’s Civil business is experiencing a more pronounced seasonal pattern in fiscal 2024, with performance weighted to the second half of the year, and mostly to the fourth quarter. In addition to continuing to grow its share of the aviation training market and expanding its position in digital flight services, Civil expects to maintain its leading share of FFS sales and to deliver approximately 50 FFSs for the year to customers worldwide, approximately half of which are slated for the fourth quarter.

CAE’s Defense segment is in the process of a multi-year transformation, which is expected to yield a substantially bigger and more profitable business. Defense has already become the world's leading pure-play, platform independent, training and simulation business, providing solutions across all five domains. It is uniquely positioned to draw on CAE’s industry-leading training solutions in commercial aviation, and to revolutionize training with the application of advanced analytics and leading-edge technologies. This is expected to bring increased potential to capture business around the world, accelerated by an expanded capability and customer set. Defense’s recent strategic program wins, record $5.9 billion adjusted backlog and $9.5 billion pipeline of bids and proposals outstanding demonstrate that its transformation strategy is bearing fruit. Over the long-term, CAE continues to expect superior Defense growth to be driven by the translation of its bid activity into higher-margin order intake and execution of contracts with sustainably higher profits.

In fiscal 2024, Defense expects to continue replenishing its backlog with larger and more profitable programs, ramp up recently awarded contracts, and make progress concluding its lower-margin legacy contracts. Inflationary pressures on legacy contracts, while finite, remain the most significant factor contributing to the current suboptimal margin performance of the business. In addition, the prevailing U.S. government budget appropriation uncertainty is delaying the ramp up of certain newer and higher margin Defense programs in backlog and the conversion of bid pipeline to orders previously expected in the fiscal year. The cost headwinds on remaining legacy contracts, in combination with program funding and award delays, are impacting the timing of the anticipated positive inflection in Defense margins. Management now expects second-half Defense adjusted segment operating income margins to remain in the mid-single-digit percentage range. The anticipated positive inflection in Defense performance is expected to occur during the next fiscal year, but will ultimately depend on the duration and magnitude of delays to new programs in the current environment. Management continues to be highly focused on execution and the retirement of legacy programs and mitigating the finite cost pressures associated with them. Although it will require some additional time to reach a positive inflection in Defense performance, the trendlines are moving in the right direction and the necessary factors exist to support Management’s targeted low double-digit percentage steady-state margins in Defense.

Total capital expenditures in fiscal 2024 are expected to be approximately $50 million higher than last fiscal year, mainly in support of a higher amount of market-led, accretive organic investments involving Civil aviation training network expansion, simulator deployments, and customer training outsourcings. The Company usually sees a higher investment in non-cash working capital accounts in the first half of the fiscal year, and as in previous years, management expects a portion of the non-cash working capital investment to reverse in the second half. The Company continues to target a 100% conversion of adjusted net income to free cash flow for the year. The Company expects to apply a significant portion of the net proceeds from the sale of its Healthcare division to reduce debt. The transaction is expected to close before the end of the current fiscal year, subject to closing conditions, including customary regulatory approvals. Management remains focused on making organic investments in lockstep with customer demand, integrating and ramping up recent investments and continuing to deleverage its balance sheet. With leverage having decreased to a waypoint ratio of approximately three times (3x) net debt to adjusted EBITDA, CAE is now considering reinstating capital returns to shareholders, following the closing of its Healthcare sale transaction. Management will continue to prioritize a balanced approach to capital allocation, including funding accretive growth, further strengthening its financial position, and returning capital to shareholders. CAE expects its average adjusted effective income tax rate for the remainder of the fiscal year to be approximately 22%.

Management’s outlook for fiscal 2024 and the above targets and expectations constitute forward-looking statements within the meaning of applicable securities laws, and are based on a number of assumptions, including in relation to prevailing market conditions, macroeconomic and geopolitical factors, supply chains and labor markets. As the basis of its fiscal 2024 outlook, management assumes no further disruptions to the global economy, air traffic, CAE’s operations, and its ability to deliver products and services. Expectations are also subject to a number of risks and uncertainties and based on assumptions about customer receptivity to CAE’s training solutions and operational support solutions as well as material assumptions contained in this press release, quarterly Management’s Discussion and Analysis (MD&A) and in CAE’s fiscal 2023 MD&A, all available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Please see the sections below entitled: “Caution concerning forward-looking statements”, “Material assumptions” and “Material risks”.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the MD&A and CAE’s consolidated financial statements for the quarter ended September 30, 2023, which are available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q2 FY2024
Marc Parent, CAE President and CEO; Sonya Branco, Executive Vice President, Finance, and CFO; and Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, will conduct an earnings conference call today at 2:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialing + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live at www.cae.com.

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying software-based simulation training and critical operations support solutions. Above all else, we empower pilots, cabin crew, airlines, defence and security forces and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in approximately 250 sites and training locations in over 40 countries. CAE represents more than 75 years of industry firsts—the highest-fidelity flight, mission and medical simulators and training programs powered by digital technologies. We embed sustainability in everything we do. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance, but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
This press release includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, earnings, cash flow growth, profit trends, growth capital spending, expansions and new initiatives, including initiatives that pertain to ESG matters, financial obligations, available liquidities, expected sales, general economic and political outlook, inflation trends, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, our management of the supply chain, estimated addressable markets, demands for CAE’s products and services, our access to capital resources, our financial position, the expected accretion in various financial metrics, the expected capital returns to shareholders, the sale of our Healthcare business (the Sale Transaction), the anticipated benefits and expected impacts therefrom on CAE’s strategic and operational plans and financial results, the expected terms, conditions (including receipt of necessary regulatory approvals) and completion of the Sale Transaction, the anticipated cash consideration therefrom and the timing for completion thereof, our business outlook, business opportunities, objectives, development, plans, growth strategies and other strategic priorities, and our competitive and leadership position in our markets, the expansion of our market shares, CAE's ability and preparedness to respond to demand for new technologies, the sustainability of our operations and other statements that are not historical facts.

Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, "strategy", "future" or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of November 14, 2023, and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 14, 2023.The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2024 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material assumptions
The forward-looking statements set out in this press release are based on certain assumptions including, without limitation: the prevailing market conditions, geopolitical instability, the customer receptivity to our training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facility, the balance available under our receivable purchase facility, the assumption that our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, the absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions, the satisfaction of all closing conditions of the Sale Transaction, including receipt of all necessary regulatory approvals and other consents and approvals in a timely manner and on terms acceptable to CAE, our ability to otherwise complete the Sale Transaction within anticipated time periods and at expected cost levels, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Sale Transaction, the realization of the expected strategic, financial and other benefits of the Sale Transaction in the timeframe anticipated (including receipt of expected proceeds and intended use thereof), and fulfillment by the other parties of their respective obligations, commitments and undertakings pursuant to the Sale Transaction documentation. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this press release and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

Material risks
Important risks that could cause actual results or events to differ materially from those expressed in or implied by our forward-looking statements are set out in CAE’s MD&A for the fiscal year ended March 31, 2023, available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov). Readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-IFRS and other financial measures
This press release includes non-IFRS financial measures, non-IFRS ratios, capital management measures and supplementary financial measures. These measures are not standardized financial measures prescribed under IFRS and therefore should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these measures should not be compared with similarly titled measures provided or used by other issuers. Management believes that these measures provide additional insight into our operating performance and trends and facilitate comparisons across reporting periods.

Certain non-IFRS and other financial measures are provided on a consolidated basis and separately for each of our segments (Civil Aviation, Defense and Security and Healthcare) since we analyze their results and performance separately.

Reconciliations and calculations of non-IFRS measures to the most directly comparable measures under IFRS are also set forth below in the section Reconciliations and Calculations of this press release.

Performance measures
Operating income margin (or operating income as a % of revenue)
Operating income margin is a supplementary financial measure calculated by dividing our operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted segment operating income or loss
Adjusted segment operating income or loss is a non-IFRS financial measure that gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted segment operating income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods. Adjusted segment operating income on a consolidated basis is a total of segments measure since it is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income margin (or adjusted segment operating income as a % of revenue)
Adjusted segment operating income margin is a non-IFRS ratio calculated by dividing our adjusted segment operating income by revenue for a given period. We track it because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted effective tax rate
Adjusted effective tax rate is a supplementary financial measure that represents the effective tax rate on adjusted income. It is calculated by dividing our income tax expense by our earnings before income taxes, adjusting for the same items used to determine adjusted net income. We track it because we believe it provides an enhanced understanding of the impact of changes in income tax rates and the mix of income on our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss
Adjusted net income or loss is a non-IFRS financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adjusting for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We track adjusted net income because we believe it provides an enhanced understanding of our operating performance and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-IFRS ratio calculated by dividing adjusted net income or loss by the weighted average number of diluted shares. We track it because we believe it provides an enhanced understanding of our operating performance on a per share basis and facilitates the comparison across reporting periods.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure which comprises net income or loss before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use EBITDA and adjusted EBITDA to evaluate our operating performance, by eliminating the impact of non-operational or non-cash items.

Free cash flow
Free cash flow is a non-IFRS financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in enterprise resource planning (ERP) and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

Liquidity and Capital Structure measures
Return on capital employed (ROCE) and adjusted ROCE
ROCE is a non-IFRS ratio calculated over a rolling four-quarter period by taking net income attributable to equity holders of the Company adjusting for net finance expense, after tax, divided by the average capital employed. Adjusted ROCE further adjusts for restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Impairments and other gains and losses arising from significant strategic transactions or specific events consist of the impairment reversal of non-financial assets following their repurposing and optimization (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2023) and cloud computing transition adjustment (as described in Note 5 of our consolidated financial statements for the year ended March 31, 2022). We use ROCE and adjusted ROCE to evaluate the profitability of our invested capital.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

Net debt-to-adjusted EBITDA
Net debt-to-adjusted EBITDA is a non-IFRS ratio calculated as net debt divided by the last twelve months adjusted EBITDA. We use it because it reflects our ability to service our debt obligations.

Maintenance and growth capital expenditures
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity. The sum of maintenance capital expenditures and growth capital expenditures represents our total property, plant and equipment expenditures.

Growth measures
Adjusted order intake
Adjusted order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our adjusted order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in adjusted order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, adjusted order intake is typically converted into revenue within one year, therefore we assume that adjusted order intake is equal to revenue.

Adjusted backlog
Adjusted backlog is a supplementary financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our adjusted order intake not yet executed and is calculated by adding the adjusted order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents legally binding Defense and Security orders with the U.S. government that we have received but have not yet executed and for which funding authorization has not yet been obtained. The uncertainty relates to the timing of the funding authorization, which is influenced by the government’s budget cycle, based on a September year-end. Options are included in adjusted backlog when there is a high probability of being exercised, which we define as at least 80% probable, but multi-award indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered adjusted order intake in that period, and it is removed from unfunded backlog and options.

Book-to-sales ratio
The book-to-sales ratio is a supplementary financial measure calculated by dividing adjusted order intake by revenue in a given period. We use it to monitor the level of future growth of the business over time.

Supplementary non-financial information definitions
Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Simulator equivalent unit (SEU)
SEU is a measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Utilization rate
Utilization rate is a measure we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

Reconciliations and Calculations
Reconciliation of adjusted segment operating income (loss)

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended September 30	2023	2022	2023	2022	2023	2022	2023	2022
Operating income	$88.4	$88.4	$9.3	$12.1	$2.9	$1.6	$100.6	$102.1
Restructuring, integration and acquisition costs	25.9	16.0	12.0	6.3	—	0.3	37.9	22.6
Adjusted segment operating income	$114.3	$104.4	$21.3	$18.4	$2.9	$1.9	$138.5	$124.7

Reconciliation of adjusted net income and adjusted EPS

	Three months ended
	September 30
(amounts in millions, except per share amounts)	2023	2022
Net income attributable to equity holders of the Company	$58.4	$44.5
Restructuring, integration and acquisition costs, after tax	29.0	17.0
Adjusted net income	$87.4	$61.5

Average number of shares outstanding (diluted)	319.2	318.4

Adjusted EPS	$0.27	$0.19

Calculation of adjusted effective tax rate

	Three months ended
	September 30
(amounts in millions, except effective tax rates)	2023	2022
Earnings before income taxes	$52.6	$60.8
Restructuring, integration and acquisition costs	37.9	22.6
Adjusted earnings before income taxes	$90.5	$83.4

Income tax expense (recovery)	(8.5)	14.5
Tax impact on restructuring, integration and acquisition costs	8.9	5.6
Adjusted income tax expense	$0.4	$20.1

Effective tax rate	(16%)	24%
Adjusted effective tax rate	—%	24%

Reconciliation of free cash flow

	Three months ended
	September 30
(amounts in millions)	2023	2022
Cash provided by operating activities*	$113.1	$138.0
Changes in non-cash working capital	67.1	—
Net cash provided by operating activities	$180.2	$138.0
Maintenance capital expenditures	(22.9)	(15.0)
Change in ERP and other assets	(7.6)	(5.5)
Proceeds from the disposal of property, plant and equipment	0.2	0.5
Net payments to equity accounted investees	(12.9)	(9.6)
Dividends received from equity accounted investees	10.5	—
Free cash flow	$147.5	$108.4
* before changes in non-cash working capital

Reconciliation of EBITDA, adjusted EBITDA, net debt-to-EBITDA and net debt-to-adjusted EBITDA

	Last twelve months ended
	September 30
(amounts in millions, except net debt-to-EBITDA ratios)	2023	2022
Operating income	$563.2	$300.3
Depreciation and amortization	361.0	325.3
EBITDA	$924.2	$625.6
Restructuring, integration and acquisition costs	73.1	127.3
Impairments and other gains and losses arising from
significant strategic transactions or specific events:
Impairment reversal of non-financial assets
following their repurposing and optimization	9.8	—
Cloud computing transition adjustment	—	13.4
Adjusted EBITDA	$1,007.1	$766.3

Net debt	$3,184.5	$3,194.6

Net debt-to-EBITDA	3.45	5.11
Net debt-to-adjusted EBITDA	3.16	4.17

Reconciliation of capital employed and net debt

	As at September 30	As at March 31
(amounts in millions)	2023	2023
Use of capital:
Current assets	$2,280.9	$2,235.0
Less: cash and cash equivalents	(181.5)	(217.6)
Current liabilities	(2,424.3)	(2,246.7)
Less: current portion of long-term debt	424.7	214.6
Non-cash working capital	$99.8	$(14.7)
Property, plant and equipment	2,445.0	2,387.1
Intangible assets	4,046.7	4,050.8
Other long-term assets	1,792.7	1,763.6
Other long-term liabilities	(483.8)	(565.4)
Capital employed	$7,900.4	$7,621.4
Source of capital:
Current portion of long-term debt	$424.7	$214.6
Long-term debt	2,941.3	3,035.5
Less: cash and cash equivalents	(181.5)	(217.6)
Net debt	$3,184.5	$3,032.5
Equity attributable to equity holders of the Company	4,632.9	4,507.7
Non-controlling interests	83.0	81.2
Capital employed	$7,900.4	$7,621.4

For non-IFRS and other financial measures monitored by CAE, and a reconciliation of such measures to the most directly comparable measure under IFRS, please refer to Section 9 of CAE’s MD&A for the quarter ended September 30, 2023 (which is incorporated by reference into this press release) available on our website (www.cae.com), SEDAR+ (www.SEDARplus.ca) and EDGAR (www.sec.gov).

Consolidated Income Statement

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Revenue	$1,088.5	$993.2	$2,142.9	$1,926.5
Cost of sales	785.4	719.6	1,533.9	1,420.0
Gross profit	$303.1	$273.6	$609.0	$506.5
Research and development expenses	34.6	32.2	73.7	72.9
Selling, general and administrative expenses	148.2	128.0	287.9	273.1
Other (gains) and losses	(3.9)	(3.2)	(5.3)	(5.6)
Share of after-tax profit of equity accounted investees	(14.3)	(8.1)	(30.9)	(19.5)
Restructuring, integration and acquisition costs	37.9	22.6	52.9	44.1
Operating income	$100.6	$102.1	$230.7	$141.5
Finance expense – net	48.0	41.3	102.1	77.5
Earnings before income taxes	$52.6	$60.8	$128.6	$64.0
Income tax (recovery) expense	(8.5)	14.5	(0.3)	14.0
Net income	$61.1	$46.3	$128.9	$50.0
Attributable to:
Equity holders of the Company	$58.4	$44.5	$123.7	$46.2
Non-controlling interests	2.7	1.8	5.2	3.8
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.18	$0.14	$0.39	$0.15

Consolidated Statement of Comprehensive Income

(Unaudited)	Three months ended September 30		Six months ended September 30
(amounts in millions of Canadian dollars)	2023	2022	2023	2022
Net income	$61.1	$46.3	$128.9	$50.0
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$71.7	$235.6	$(26.1)	$291.9
Net loss on hedges of net investment in foreign operations	(29.1)	(99.7)	(1.6)	(143.3)
Reclassification to income of gains on foreign currency exchange differences	—	(2.2)	(0.1)	(2.4)
Net loss on cash flow hedges	(14.3)	(13.8)	(0.9)	(5.5)
Reclassification to income of losses (gains) on cash flow hedges	2.5	(5.1)	3.1	(21.0)
Income taxes	3.3	8.9	(4.0)	12.4
	$34.1	$123.7	$(29.6)	$132.1
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$33.4	$(15.2)	$12.0	$46.9
Income taxes	(8.9)	4.0	(3.2)	(12.5)
	$24.5	$(11.2)	$8.8	$34.4
Other comprehensive income (loss)	$58.6	$112.5	$(20.8)	$166.5
Total comprehensive income	$119.7	$158.8	$108.1	$216.5
Attributable to:
Equity holders of the Company	$116.0	$154.3	$103.2	$209.2
Non-controlling interests	3.7	4.5	4.9	7.3

Consolidated Statement of Financial Position

(Unaudited)	September 30	March 31
(amounts in millions of Canadian dollars)	2023	2023
Assets
Cash and cash equivalents	$181.5	$217.6
Accounts receivable	656.9	615.7
Contract assets	650.7	693.8
Inventories	655.8	583.4
Prepayments	75.8	64.1
Income taxes recoverable	46.2	48.3
Derivative financial assets	14.0	12.1
Total current assets	$2,280.9	$2,235.0
Property, plant and equipment	2,445.0	2,387.1
Right-of-use assets	443.6	426.9
Intangible assets	4,046.7	4,050.8
Investment in equity accounted investees	554.7	530.7
Employee benefits assets	59.1	51.1
Deferred tax assets	159.1	125.1
Derivative financial assets	6.9	9.2
Other non-current assets	569.3	620.6
Total assets	$10,565.3	$10,436.5

Liabilities and equity
Accounts payable and accrued liabilities	$997.5	$1,036.7
Provisions	24.4	26.7
Income taxes payable	21.9	21.1
Contract liabilities	932.0	905.7
Current portion of long-term debt	424.7	214.6
Derivative financial liabilities	23.8	41.9
Total current liabilities	$2,424.3	$2,246.7
Provisions	18.1	20.1
Long-term debt	2,941.3	3,035.5
Royalty obligations	110.8	119.4
Employee benefits obligations	89.9	91.9
Deferred tax liabilities	77.6	129.3
Derivative financial liabilities	10.9	6.5
Other non-current liabilities	176.5	198.2
Total liabilities	$5,849.4	$5,847.6
Equity
Share capital	$2,251.8	$2,243.6
Contributed surplus	55.9	42.1
Accumulated other comprehensive income	137.9	167.2
Retained earnings	2,187.3	2,054.8
Equity attributable to equity holders of the Company	$4,632.9	$4,507.7
Non-controlling interests	83.0	81.2
Total equity	$4,715.9	$4,588.9
Total liabilities and equity	$10,565.3	$10,436.5

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Six months ended September 30, 2023	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2023	317,906,290	$2,243.6	$42.1	$167.2	$2,054.8	$4,507.7	$81.2	$4,588.9
Net income	—	$—	$—	$—	$123.7	$123.7	$5.2	$128.9
Other comprehensive (loss) income	—	—	—	(29.3)	8.8	(20.5)	(0.3)	(20.8)
Total comprehensive (loss) income	—	$—	$—	$(29.3)	$132.5	$103.2	$4.9	$108.1
Exercise of stock options	364,268	8.2	(1.3)	—	—	6.9	—	6.9
Equity-settled share-based payments expense	—	—	15.1	—	—	15.1	—	15.1
Transactions with non-controlling interests	—	—	—	—	—	—	(3.1)	(3.1)
Balances as at September 30, 2023	318,270,558	$2,251.8	$55.9	$137.9	$2,187.3	$4,632.9	$83.0	$4,715.9

	Attributable to equity holders of the Company
Six months ended September 30, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$46.2	$46.2	$3.8	$50.0
Other comprehensive income	—	—	—	128.6	34.4	163.0	3.5	166.5
Total comprehensive income	—	$—	$—	$128.6	$80.6	$209.2	$7.3	$216.5
Exercise of stock options	828,352	17.8	(2.5)	—	—	15.3	—	15.3
Equity-settled share-based payments expense	—	—	4.1	—	—	4.1	—	4.1
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at September 30, 2022	317,852,475	$2,242.5	$40.2	$97.4	$1,858.2	$4,238.3	$79.2	$4,317.5

Consolidated Statement of Cash Flows

(Unaudited)
Six months ended September 30
(amounts in millions of Canadian dollars)	2023	2022
Operating activities
Net income	$128.9	$50.0
Adjustments for:
Depreciation and amortization	183.4	164.5
Share of after-tax profit of equity accounted investees	(30.9)	(19.5)
Deferred income taxes	(39.2)	(3.4)
Investment tax credits	(2.3)	(5.2)
Equity-settled share-based payments expense	15.1	4.1
Defined benefit pension plans	1.1	7.4
Other non-current liabilities	(4.8)	(11.0)
Derivative financial assets and liabilities – net	(18.2)	27.6
Other	10.4	(8.8)
Changes in non-cash working capital	(112.6)	(230.3)
Net cash provided by (used in) operating activities	$130.9	$(24.6)
Investing activities
Business combinations, net of cash acquired	$—	$(6.4)
Property, plant and equipment expenditures	(152.5)	(142.5)
Proceeds from disposal of property, plant and equipment	3.6	4.5
Intangible assets expenditures	(72.3)	(60.3)
Net payments to equity accounted investees	(25.6)	(8.5)
Dividends received from equity accounted investees	17.1	6.4
Other	(1.3)	(5.0)
Net cash used in investing activities	$(231.0)	$(211.8)
Financing activities
Net (repayment of) proceeds from borrowing under revolving credit facilities	$(279.5)	$138.3
Proceeds from long-term debt	417.5	14.9
Repayment of long-term debt	(33.5)	(47.9)
Repayment of lease liabilities	(44.7)	(31.7)
Net proceeds from the issuance of common shares	6.9	15.3
Other	—	(0.1)
Net cash provided by financing activities	$66.7	$88.8
Effect of foreign currency exchange differences on cash and cash equivalents	$(2.7)	$4.7
Net decrease in cash and cash equivalents	$(36.1)	$(142.9)
Cash and cash equivalents, beginning of period	217.6	346.1
Cash and cash equivalents, end of period	$181.5	$203.2

Contacts
Investor Relations:
Andrew Arnovitz, Senior Vice President, Investor Relations and Enterprise Risk Management, 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Samantha Golinski, Vice President, Public Affairs and Global Communications, 514-341-2000 ext 7939, samantha.golinski@cae.com